Exhibit 99.1

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ICA
KVANTUM
KVANTUM
PLAN 1
ICA KVANTUM

Q3 | 2016

INTERIM REPORT
JANUARY–SEPTEMBER

CITYCON

Q3/2016	02

Citycon Q3:

Successful opening of Iso Omena’s extension and bond issuance support earnings

JULY–SEPTEMBER 2016

—	Gross rental income decreased to EUR 61.9 million (Q3/2015: 65.9) mainly due to the non-core property divestments in Finland and Sweden during 2015 and 2016, which decreased gross rental income by EUR 4.4 million. The divestments also decreased net rental income by EUR 3.9 million, while the Norwegian business unit (with the comparable exchange rates) and the opening of the first part of the Iso Omena extension increased net rental income by EUR 1.6 million.

—	EPRA Earnings decreased by EUR 0.3 million, or 0.9%, to EUR 38.6 million, especially due to the property divestments. EPRA Earnings per share (basic) was EUR 0.043 (0.046).

—	Earnings per share increased to EUR 0.04 (0.03) mainly due to higher gains on sale and lower financial costs. — The company specifies its outlook relating to EPRA Operating profit, EPRA Earnings and EPRA Earnings per share.

JANUARY–SEPTEMBER 2016

—	Gross rental income increased to EUR 187.3 million (Q1–Q3/2015: 158.6) mainly due to the acquisition of the Norwegian business unit. Gross rental income of Citycon’s Norwegian operations amounted to EUR 63.0 million (21.2). The acquisition also increased net rental income by EUR 36.6 million.

—	EPRA Earnings increased by EUR 16.8 million, or 17.5%, to EUR 113.2 million, especially due to the Norwegian acquisition. EPRA Earnings per share (basic) decreased slightly to EUR 0.127 (0.136) due to the higher number of shares.

—	Earnings per share (basic) increased to EUR 0.14 (0.12). The increase was mainly a result of higher fair value gains and gains on sale.

KEY FIGURES
		Q3/2016	Q3/2015	%1)	Q1–Q3/2016	Q1–Q3/2015	% 1)	2015
Net rental income	MEUR	56.8	59.7	-5.0	169.0	142.1	18.9	199.6
Direct Operating profit 2)	MEUR	50.2	54.7	-8.2	148.6	127.2	16.9	175.4
Earnings per share (basic)	EUR	0.04	0.03	14.5	0.14	0.12	19.7	0.14
Fair value of investment properties	MEUR	4,354.8	4,036.1	7.9	4,354.8	4,036.1	7.9	4,091.6
Loan to Value (LTV) 2)%		46.2	45.2	2.3	46.2	45.2	2.3	45.7
EPRA based key figures 2)
EPRA Earnings	MEUR	38.6	38.9	-0.9	113.2	96.4	17.5	130.8
EPRA Earnings per share (basic)	EUR	0.043	0.046	-4.9	0.127	0.136	-6.3	0.173
EPRA NAV per share	EUR	2.83	2.70	4.8	2.83	2.70	4.8	2.74

1)	Change from previous year. Change-% is calculated from exact figures.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in notes to the accounts.

Q3/2016	03

CEO, MARCEL KOKKEEL:

The first three quarters of 2016 were a period of continued stable performance. Like-for-like net rental income growth including pro forma Norway and Kista Galleria was 0.6%, and the occupancy rate decreased slightly to 96.0% mainly due to operations in Finland. After more than one full year of operations, the acquisition in Norway has demonstrated it is a strong contributor to Citycon’s result with like-for-like net rental income growth of 3.4% for this year. This indicates the quality of the portfolio and the successful integration of the Norwegian operations. The subdued economic environment and the bankruptcy of the Anttila department store chain in Q3 means we are still facing some challenges in the Finnish operations. However, we see some early positive signs and expect gradual improvement in sentiment, especially in the Helsinki area.

A clear highlight of the quarter was the opening of the first part of the Iso Omena extension in Espoo. Since the opening, footfall has increased by 30%, even though the new metro line is yet to start running. With the second phase to be completed in April 2017, Iso Omena will be the true benchmark for a modern way of shopping, with four strong groceries, global fashion brands, municipal services and a diverse offering of quality food and beverage.

Iso Omena is the largest development in Citycon’s history and serves as a concrete example of how we utilise our urban locations to generate earnings growth. Citycon continuously evaluates (re)development and extension potential in its existing portfolio, and aims to invest EUR 150–200 million p.a. in developments. These investments will be financed in principle through recycling of capital.

In August, Citycon issued a 10-year Eurobond at a record low fixed 1.25% coupon. The successful placement demonstrates Citycon’s good credit quality and will reduce Citycon’s average cost of debt going forward as well as increase the average maturity to close to six years.

1. NET RENTAL INCOME GROWTH THROUGH THE ACQUISITION OF NORWEGIAN OPERATIONS

Citycon’s net rental income increased by 18.9% and was EUR 169.0 million (142.1). The increase was mainly attributable to the acquisition of Norwegian operations, which contributed to Citycon’s net rental income growth by EUR 36.6 million. The acquisition more than offset the impact of divestments, as divestments lowered net rental income by EUR 11.2 million. On the contrary, ongoing and completed (re)development projects increased net rental income by a total of EUR 1.4 million.

The like-for-like net rental income growth including the like-for-like performance for the Norwegian operations and Kista Galleria (100%) was 0.6%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Norway and Kista Galleria and represents only 36.1% of the total portfolio at period end. For the standard like-for-like portfolio, gross rental income decreased by EUR 1.9 million, or 2.4%, and net rental income decreased respectively by EUR 1.2 million, or 1.7%. Like-for-like property operating expenses were 2.2% lower than the previous year, the decrease deriving from strict cost management.

Citycon’s net rental income from Finnish operations decreased by 10.8% compared to the previous year and totalled EUR 65.8 million (73.8). This was mainly a result of divestments of non-core assets in 2015 and 2016, which lowered net rental income by EUR 7.8 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 2.5 million, or 6.6%, mainly due to the challenging retail environment in Finland. On the contrary, ongoing and completed (re)development projects (e.g. IsoKristiina and Iso Omena) increased net rental income by EUR 1.8 million.

Citycon’s Norwegian operations contributed to the result in Q1–Q3/2016 by a gross rental income of EUR 63.0 million and net rental income of EUR 54.8 million, in line with our expectations. All the Norwegian properties are included in the acquisition portfolio until held by Citycon throughout the two full preceding reporting periods.

The company’s net rental income from Swedish operations decreased by 3.7% to EUR 29.2 million (30.3) mainly due to divestments executed in 2015. For the like-for-like portfolio, net rental income increased by EUR 1.0 million, or 4.3%, mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria.

Net rental income from the Baltics and Denmark operations decreased by 4.8% compared to the previous year and came to EUR 18.8 million (19.8). This was mainly due to the start of a refurbishment project in shopping centre Kristiine and the divestment of shopping centre Magistral, which decreased net rental income by EUR 1.7 million in total. Like-for-like properties increased net rental income by EUR 0.3 million, or 2.8%, which mainly resulted from the better rental levels and lower credit losses in Rocca al Mare.

Q3/2016	04

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

			Net rental income				Gross rental
MEUR	Finland	Norway	Sweden	Baltics and Denmark	Other	Total	income, total
Q1–Q3/2015	73.8	18.1	30.3	19.8	-	142.1	158.6
Acquisitions	0.4	37.7	-	0.5	-	38.6	43.7
(Re)development projects	1.8	-	0.3	-0.7	-	1.4	1.3
Divestments	-7.8	-	-2.4	-1.0	-	-11.2	-13.1
Like-for-like properties 1)	-2.5	-	1.0	0.3	-	-1.2	-1.9
Other (incl. exchange rate differences)	0.1	-1.1	0.0	0.0	0.4	-0.7	-1.3
Q1–Q3/2016	65.8	54.8	29.2	18.8	0.4	169.0	187.3

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Therefore, the Norwegian properties are not included in the like-for-like figures. Like-for-like properties exclude also properties under (re)development or extension and undeveloped lots.

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

The width of each column refers to the weight of the business unit in the like-for-like portfolio.

1)	Citycon’s ownership in Kista Galleria is 50%, but management follows it as if it was fully consolidated. The adjusted total including Kista Galleria 50% would be 0.4%.

Q3/2016	05

2. OCCUPANCY RATE 96.0%

The economic occupancy rate for Citycon’s property portfolio decreased by 50 bps during the third quarter of 2016 due to the increased vacancies in the Finnish and Norwegian shopping centre properties. Occupancy rate figures do not take into account that Anttila premises will be vacated in the beginning of the fourth quarter due to the bankruptcy of the Anttila department store chain.

Total sales in Citycon’s shopping centres increased by 2% and footfall by 1% compared to the corresponding period of the previous year. The increase in sales was mostly due to completed (re)development projects. Total sales in Norway increased by 2% while footfall decreased by 3%, mostly due to a closed grocery store in a certain property which will be refurbished.

ECONOMIC OCCUPANCY RATE BY COUNTRY

LIKE-FOR-LIKE SHOPPING CENTRE SALES 1)	LIKE-FOR-LIKE SHOPPING CENTRE FOOTFALL 1)

The width of each column is weighted by the sales or footfall of the business unit.

1)	Sales and footfall figures include estimates. Sales figures exclude VAT.

Q3/2016	06

At period-end, Citycon had a total of 4,147 (4,214) leases, of which the average remaining length was 3.4 (3.3) years.

The average rent per sq.m. for the Citycon portfolio increased during the first three quarters of the year to EUR 22.7 (22.2). The challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -6.2% for renewals and re-lettings. Including Kista Galleria (100%), the leasing spread for renewals and re-lettings was -4.7%.

LEASE PORTFOLIO SUMMARY
		30 September 2016	30 September 2015	31 December 2015
Number of leases	pcs	4,147	4,204	4,214
Average rent 1)	EUR/sq.m.	22.7	22.3	22.2
Finland	EUR/sq.m.	25.7	24.5	24.1
Norway	EUR/sq.m.	21.4	22.2	21.5
Sweden 1)	EUR/sq.m.	20.9	19.8	21.0
Baltics and Denmark	EUR/sq.m.	20.6	20.5	20.4
Average remaining length of lease portfolio	years	3.4	3.3	3.3
Occupancy cost ratio 2)%		8.5	9.1	8.9

1)	Comparison figures harmonised in Sweden.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY

		Q1–Q3/2016	Q1–Q3/2015	2015
Number of leases started during the period	pcs	833	591	895
Total area of leases started 1)	sq.m.	203,953	121,238	173,301
Average rent of leases started 1)	EUR/sq.m.	22.7	22.8	23.2
Number of leases ended during the period	pcs	876	819	1,114
Total area of leases ended 1)	sq.m.	249,830	203,883	278,984
Average rent of leases ended 1)	EUR/sq.m.	21.1	19.7	20.1
Leasing spread, renewals and re-lettings	%	-6.2	-	-

1)	Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE 1)

MEUR	30 September 2016	30 September 2015	31 December 2015
Finland	137.9	138.4	136.3
Norway 2)	113.1	102.7	101.9
Sweden 2)	56.8	60.2	57.3
Baltics and Denmark	29.5	32.3	31.9
Total	337.3	333.5	327.4

1)	Includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Comparison figures harmonised.

NET RENTAL YIELD 1)
%	30 September 2016	30 September 2015	31 December 2015
Finland	5.4	6.0	5.8
Norway 2)	5.3	1.3	2.7
Sweden	5.3	5.6	5.6
Baltics and Denmark	7.5	7.7	7.6
Average	5.5	6.0	5.9

1)	Based on the net rental income from 12 months period divided by the fair value of investment properties. Includes the value of unused building rights.
2)	Net rental yield 1.3% at the end of September 2015 is based on the net rental income from 3 months period and net rental yield 2.7% at the end of the year 2015 is based on the net rental income from 6 months period divided by the fair value of investment properties.

Q3/2016	07

3. ACQUISITION OF NORWEGIAN OPERATIONS SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 21.9 million (24.1). The decrease of EUR 2.1 million was mainly driven by the transaction costs during the comparable period arising from the acquisition of the Norwegian operations. At the end of September, Citycon Group employed a total of 286 (304) full-time employees (FTEs), of whom 82 worked in Finland, 140 in Norway, 52 in Sweden, 8 in Estonia, 3 in the Netherlands and 1 in Denmark. Cost savings programme decreased the headcount during the third quarter.

Operating profit came to EUR 191.3 million (115.2), being higher than in the previous year due to the higher fair value gains, gains on sale and the acquisition of the Norwegian operations.

Net financial expenses year-to-date increased by EUR 3.7 million compared to the corresponding period last year to EUR 44.7 million (40.9) despite a lower average interest rate, due to the acquisition of the Norwegian operations and the resulting higher debt level.

Share of profit of joint ventures totalled EUR 4.7 million (13.0). The decrease came mainly from lower fair value gain in Kista.

Profit for the period came to EUR 127.0 million (85.2). The increase was mainly a result of higher fair value gains.

4. PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 263.3 million to EUR 4,354.8 million (31 December 2015: 4,091.6). Acquisitions (joint venture partner NCC’s buy-out in Iso Omena shopping centre extension project) and investments increased the value of properties by EUR 281.3 million, while the divestments of shopping centre Magistral and Finnish property portfolio decreased the fair value by EUR 94.2 million. A property in Norway, a total of EUR 20.4 million, was moved to investment properties held for sale. Changes in exchange rates increased value of properties by EUR 58.2 million, and fair value gains were EUR 38.4 million.

PROPERTY PORTFOLIO SUMMARY
30 September 2016	No. of properties	Gross leasable area	Fair value, MEUR	Portfolio, %	Weighted average yield requirement	Weighted average market rents
Shopping centres, Finland	20	418,540	1,736.4	40	-	-
Other retail properties, Finland	4	27,150	71.0	2	-	-
Finland, total	24	445,690	1,807.4	42	5.7	30.1
Shopping centres, Norway	20	409,100	1,456.9	33	-	-
Rented shopping centres, Norway 1)	2	18,200	-	-	-	-
Norway, total	22	427,300	1,456.9	33	5.2	23.2
Shopping centres, Sweden 2)	8	215,000	729.3	17	-	-
Other retail properties, Sweden	1	11,600	22.5	1	-	-
Sweden, total	9	226,600	751.7	17	5.2	25.5
Shopping centres, Baltics and Denmark	3	119,600	338.8	8	-	-
Baltics and Denmark, total	3	119,600	338.8	8	6.7	20.1

Shopping centres, total	53	1,180,440	4,261.4	98	-	-
Other retail properties, total	5	38,750	93.5	2	-	-
Total	58	1,219,190	4,354.8	100	5.5	26.2

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.
2)	Excludes Kista Galleria.

Q3/2016	08

The fair value change of investment properties amounted to EUR 38.4 million (7.1). The company recorded a total value increase of EUR 88.9 million (47.9) and a total value decrease of EUR 50.5 million (40.8).

FAIR VALUE CHANGES
MEUR	Q3/2016	Q3/2015	Q1–Q3/2016	Q1–Q3/2015	2015
Finland	0.3	-8.4	-14.9	-25.4	-37.1
Norway	0.5	-	24.8	-	0.2
Sweden	7.4	8.9	29.2	27.0	39.6
Baltics and Denmark	-0.9	3.6	-0.7	5.5	4.7
Total	7.4	4.1	38.4	7.1	7.3

Jones Lang LaSalle’s (JLL) Valuation Statement for the period-end is available on Citycon’s website.

5. CITYCON ACQUIRED JOINT VENTURE PARTNER’S STAKE IN ISO OMENA EXTENSION

In August, Citycon purchased NCC Property Development’s 50% stake in the Iso Omena extension’s first phase for EUR 81.5 million. Following the acquisition, Citycon is the sole owner of the shopping centre.

During this year, Citycon has continued implementing its divestment strategy. There were no new divestments during the third quarter. Since the publication of its strategy update in July 2011, the company has divested 49 non-core properties and four residential portfolios for a total value of EUR 350 million. Citycon aims to divest an additional EUR 200–250 million of non-core assets, mainly in Finland, within the coming 1–2 years.

ACQUISITIONS AND DIVESTMENTS Q1–Q3/2016

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Iso Omena, extension	50% stake of the extension (phase 1)	Helsinki area, Finland	11 August	-	81.5
Acquisitions, total					81.5

Divestments
Magistral	Shopping centre	Tallinn, Estonia	29 February	11.800	24.0
Portfolio transaction 1)	Retail properties	Finland	29 April	46.800	74.0
Divestments, total				58.600	98.0

1)	Including five supermarket and shop properties in Finland: Sinikalliontie 1 KOy (Espoo), Kontulan Asemakeskus KOy (Helsinki), Lentolan Perusyhtiö Oy (Kangasala), Lillinkulma KOy (Kaarina), Länsi-Keskus KOy (Espoo)

Q3/2016	09

6. (RE)DEVELOPMENT PROJECTS PROGRESSED – FIRST PHASE OF ISO OMENA’S EXTENSION COMPLETED

At the end of the reporting period, the company had two major (re)development projects underway: the extension and (re)development of Iso Omena in the Helsinki area and the Mölndal Galleria project in Gothenburg.

The first phase of Iso Omena’s extension was opened on 11 August. The Western metro line, which will be fully integrated to Iso Omena, was delayed from its planned opening in August. The financial impact of the metro delay is not material for Citycon for the ongoing financial year. The recently opened extension of Iso Omena contains 27,000 square metres of additional gross leasable area. The opening of the second phase, comprising an additional 13,000 square metres of GLA, will be in April 2017.

The leasing rate for the whole Iso Omena, including the unfinished second phase of the extension, was 90% at the end of the reporting period. The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, totals EUR 270 million. The increase in the investment amount is related to the JV share acquired from NCC Property Development as well as some concept improvements and higher tenant investments.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 65% at the end of the period. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed.

In addition to the (re)development projects listed below, Citycon has several ongoing refurbishments in e.g. Myyrmanni, Kristiine, Stovner Senter, Kongssenteret, Buskerud Storsenter and Down Town.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2015.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2016 AND IN PROGRESS ON 30 SEPTEMBER 2016

	Location	Area before and after project completion, sq.m.	Expected gross investment, MEUR 1)	Actual gross investments by 30 September 2016, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/101,000	270.0	221.4	Q3/2016 and Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	21.7	Q3/2018
Porin Asema-aukio 2)	Pori, Finland	18,800/23,000	40.0	31.3	Q2/2017
Stenungstorg Centrum	Gothenburg area, Sweden	36,400/41,400	18.0	17.7	Completed Q2/2016

1)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.
2)	New campus for the Satakunta University of Applied Sciences. Citycon has signed an agreement to sell the property at completion of the project.

7. CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 239.6 million (1,494.7).

CAPITAL EXPENDITURE
MEUR	Q1–Q3 2016	Q1–Q3 2015
Acquisitions of properties	81.5	1,343.5
Acquisitions of and investments in joint ventures	29.0	57.6
Property development	127.7	92.0
Goodwill and other investments	1.3	1.6
Total capital expenditure incl. acquisitions	239.6	1,494.7

Capital expenditure by segment
Finland	176.6	72.1
Norway	31.6	1,381.3
Sweden	29.7	32.1
Baltics and Denmark	1.1	8.0
Group administration	0.6	1.2
Total capital expenditure incl. acquisitions	239.6	1,494.7

Divestments 1)	94.5	97.8

1)	Excluding transfers into ‘Investment properties held for sale’ -category

Q3/2016	10

8. SHAREHOLDERS’ EQUITY

Equity per share increased to EUR 2.60 (31 December 2015: 2.52), mainly due to profit for the period and a translation gain of EUR 37.8 million. On the other hand, dividends and equity return of EUR 100.1 million decreased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,315.4 million (2,218.2). This figure increased from the end of 2015 (2,245.5) by EUR 69.9 million due to the above-mentioned reasons.

9. FINANCING

On 30 August, Citycon issued a EUR 350 million 10-year senior unsecured Eurobond with a fixed coupon of 1.25%, payable annually on 8 September. The issue was more than 6 times oversubscribed. The bond is rated BBB by Standard & Poor’s and Baa1 by Moody’s, in line with Citycon’s corporate credit ratings. The net proceeds of the bond have mainly been used to fully repay loans drawn under the revolving credit facility and partially repay outstanding commercial paper, thereby clearly improving the available liquidity and extending the average loan maturity.

In the largest joint venture company Kista Galleria, the bank term loan facility was refinanced in June. The new loan facility was signed with three lending banks for five years and at a lower interest rate than the old facility. As the debt of Kista Galleria is not consolidated on Group level, it does not affect any of the reported debt-related key ratios.

KEY FINANCING FIGURES
		30 September 2016	30 September 2015	31 December 2015
Interest bearing debt, fair value	MEUR	2,156.4	2,022.6	2,037.1
Available liquidity	MEUR	583.3	379.0	377.1
Average loan maturity	years	5.8	5.5	5.5
Loan to Value (LTV) 1)%		46.2	45.2	45.7
Equity ratio (financial covenant > 32.5)%		47.7	47.7	48.3
Interest cover ratio (financial covenant > 1.8)	x	3.9	3.7	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.45	0.44	0.45
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.03	0.03

1)	LTV formula: (Interest-bearing liabilities - cash and cash equivalents / Fair value of investment properties + properties held for sale + investments in joint ventures ) x 100

Q3/2016	11

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 133.8 million to EUR 2,156.4 million, partly as a result of the buy-out of NCC in the Iso Omena extension in August. The weighted average loan maturity increased to 5.8 years, mainly due to the issuance of the 10-year 350 million Eurobond in August and refinancing of shorter-term debt.

BREAKDOWN OF LOANS

%

DEBT MATURITIES

MEUR

Q3/2016	12

FINANCIAL EXPENSES

The year-to-date net financial expenses increased by EUR 3.7 million compared to the corresponding period last year to EUR 44.7 million (40.9) despite a lower average interest rate, mainly due to the acquisition of the Norwegian operations and the resulting higher debt level. The financial expenses include EUR 5.9 million of indirect financial expenses, which is lower than in the comparison period (EUR 8.9 million). A large part, EUR 4.6 million, related to closing out and renegotiation of interest rate and cross-currency swaps, following the 350 million Eurobond issuance and repayment of existing loans. EUR 2.8 million of the indirect expenses is also booked as a corresponding gain in other comprehensive income due to hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The period-end weighted average interest rate decreased year-on-year as a result of debt refinancing transactions at lower margins, unwinding of interest rate swaps and also due to even lower market interest rates.

FINANCIAL EXPENSES
		Q1–Q3/2016	Q1–Q3/2015	2015
Financial expenses	MEUR	-51.3	-46.8	-60.6
Financial income	MEUR	6.7	5.8	8.3
Net financial expenses	MEUR	-44.7	-40.9	-52.3
Weighted average interest rate, incl. interest rate swaps	%	2.90	3.39	3.04
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.01	3.39	3.37

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the treasury policy, the currency transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK debt. In September, some new cross-currency swaps were entered into in connection with the Eurobond issue.

FINANCIAL RISK MANAGEMENT
		Q3/2016	Q3/2015	Q4/2015
Average interest-rate fixing period	years	5.8	4.3	5.0
Interest rate hedging ratio	%	94.8	88.2	84.8

10. BUSINESS ENVIRONMENT

There were no major changes in Citycon’s macroeconomic environment during the third quarter of 2016. Citycon’s operating countries are still on diverging courses: the business environment in Norway, Sweden, Estonia and Denmark remains strong or relatively strong, while the Finnish economy is still showing weaker growth. However, the growth pace in Nordic economies is expected to gradually converge.

In 2016, the European Commission forecasts Euro area GDP growth to reach 1.6%. Sweden and Estonia are showing stronger growth figures than the Euro area average while Norway and Denmark are predicted to grow slightly below the Euro area forecast. The GDP growth for Finland is still expected to remain modest, although the trend is positive also in Finland. Finland’s GDP growth is dependent on domestic demand, structural reforms and recovery of the country’s stagnating export markets.

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast for 2016	0.7	1.2	3.4	1.9	1.2	1.6
Unemployment, August 2016	8.8	5.0	7.2	6.8	6.2	10.1
Retail sales growth, Jan–August 2016	0.4	2.9	3.9	5.0	-0.3	0.6

Sources: European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

Q3/2016	13

The unemployment rates in all of Citycon’s operating countries remain below the Euro area average (10.1%). During the first nine months of 2016, consumer confidence levels have remained positive in Finland, Sweden and Denmark, while the consumer confidence in Norway, Estonia and on average in the Euro area is still slightly negative. Especially in Finland, Sweden and Estonia, the trend in consumer confidence is positive. (Source: Eurostat) During January-September, consumer prices have remained relatively unchanged compared to the previous year in all of Citycon’s operating countries with the exception of Norway (3.6%), where prices have increased. (Source: Statistics Finland/Norway/ Sweden/Estonia/Denmark)

Retail sales growth for the first eight months of 2016 has been strong in Estonia, Sweden and Norway, positive in Finland, but mildly negative in Denmark. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Finland, prime shopping centre rents have decreased compared to the previous year and are forecast to remain stable in 2017. In Norway, prime rents are forecast to remain unchanged. In Sweden, prime shopping centre rents are forecast to increase during the year while in Estonia rents have decreased and downward pressure on rents is expected to continue due to intensifying competition. (Source: JLL)

In Finland, the demand for prime properties remains strong and the demand for secondary properties has also been evident. In Norway, the investment market is expected to remain strong. In Sweden, the prime shopping centre yields have moved in and stabilised during the last year. In Estonia, prime yields are expected to continue decreasing. (Source: JLL)

11.  SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon has launched an extensive project to introduce BREEAM In-Use certificates for its shopping centres. 72% of Citycon’s shopping centres, measured by fair value, had acquired the certification at period end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

EPRA has acclaimed Citycon’s Annual and Sustainability Report as one of the best in the industry for five years in a row. Citycon was also honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) in September 2016. Citycon is globally among the top five per cent of all reviewed companies. Citycon’s sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2015.

12.  RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia and how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Especially a weaker economic recovery in Finland could hamper the achievement of the set financial objectives.

The main risks that can materially affect Citycon’s business and financial results, along with its main risk management actions, are presented in detail on pages 60–61 in the Annual and Sustainability Report 2015, in the Financial Statements 2015 and on Citycon’s website in the Corporate Governance section. No material changes are estimated to have taken place during the year in the risks described.

Q3/2016	14

GOVERNANCE

13.  GENERAL MEETING

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 16 March 2016. The AGM adopted the company’s Financial Statements for the financial year 2015 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders be paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. The Board of Directors was also authorised to decide in its discretion on the distribution of assets from the invested unrestricted equity fund to a maximum of EUR 0.1125 per share. The authorisation is valid until the opening of the next AGM.

All General Meeting decisions are reported on the company’s website at www.citycon.com/agm2016, where meeting minutes of the General Meeting are also available.

14.  DIVIDEND AND EQUITY REPAYMENT

Citycon’s dividend paid in 2016 for the financial year 2015 and equity repayments in 2016:

Dividends and equity repayments paid on 30 September 2016
Dividend (record date 18 March 2016, payment date 29 March 2016) 1)	EUR/share	0.01
Equity repayment Q1 (record date 18 March 2016, payment date 29 March 2016) 1)	EUR/share	0.0275
Equity repayment Q2 (record date 22 June 2016, payment date 30 June 2016) 2)	EUR/share	0.0375
Equity repayment Q3 (record date 23 September 2016, payment date 30 September 2016) 2)	EUR/share	0.0375

Remaining Board’s authorisation for equity repayment 3)
Equity repayment Q4 maximum (possible payment date 30 December 2016)	EUR/share	0.0375

1)	AGM 2016 decision

2)	Board decision based on the authorisation issued by the AGM 2016

3)	Unless the Board of Directors decides otherwise for a justified reason, the authorisation granted by AGM 2016 can be used to distribute equity repayment three times. Following equity repayments of 30 June 2016 and 30 September 2016, the payment date of the possible further equity repayment in 2016 will be 30 December 2016. The equity repayment will be paid to a shareholder registered in the company’s shareholders’ register maintained by Euroclear Finland Ltd on the record date for the equity repayment. The Board of Directors will decide on the record date in connection with each equity repayment decision. Citycon shall make separate announcements of such Board resolutions.

Q3/2016	15

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES
		Q1–Q3/2016	Q1–Q3/2015%		2015
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	593,328,419	50.0	593,328,419
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING
		Q1–Q3/2016	Q1–Q3/2015	%	2015
Low	EUR	1.98	2.13	-7.0	2.13
High	EUR	2.39	3.02	-20.9	3.24
Average	EUR	2.20	2.56	-14.1	2.53
Latest	EUR	2.27	2.20	3.2	2.40
Market capitalisation at period-end	MEUR	2,020.3	1,958.0	3.2	2,136.0

Number of shares traded	million	101.4	122.4	-17.2	158.3
Value of shares traded	MEUR	221.3	306.9	-27.9	400.2

During January–September 2016, there were no changes in the company’s share capital.

At the end of September 2016, Citycon had a total of 10,932 (8,083) registered shareholders, of which nine were account managers of nominee-registered shares.

SHAREHOLDERS

30 September 2016

Details of the most significant registered shareholders of the company and of the distribution of ownership as of 31 December 2015 can be found on page FS71 of the Financial Statements 2015.

Q3/2016	16

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors as explained in section 14 above and in Note 11, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 16 March 2016:

●	Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

●	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

During January–September 2016, Citycon did neither used its authorisations to issue shares or special rights entitling to shares nor repurchased its own shares.

OWN SHARES

During the reporting period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/ shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

Long-term Share-based Incentive Plans

On 10 February 2015, the Board of Directors of Citycon decided on two long-term share-based incentive plans for the Group key employees: a performance share plan 2015 and a restricted share plan 2015.

As a consequence of the rights issue carried out in June-July 2015 and to allow inclusion of new key employees into the plan in February 2016, the Board of Directors of the company adjusted the amount of the maximum reward under the performance share plan 2015 in accordance with the terms and conditions of the plan. Based on these adjustments, the maximum total number of shares that can be granted under the performance share plan 2015 is 4,300,000 shares at the period-end.

The rewards to be paid on the basis of the restricted share plan 2015 correspond to the value of an approximate maximum total of 500,000 shares.

Further information and the terms and conditions of both incentive plans are available on the company’s website at www.citycon.com/remuneration.

Stock Option Plan 2011

Citycon’s Board of Directors decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries. Stock Option Plan 2011 information such as share subscription prices, ratios and distributed stock options have remained unchanged compared to the information presented in the company’s Financial Statements 2015.

The terms and conditions of the 2011 stock options in their entirety are available on the company’s website at www.citycon.com/options.

Q3/2016	17

16. EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period.

17. OUTLOOK

The company specifies its outlook. Citycon forecasts the 2016 Direct Operating profit to change by EUR 16 to 23 million (previously 17–26) and EPRA Earnings to change by EUR 13 to 20 million (previously 11–20) from the previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.16–0.17 (previously 0.1575–0.1725).

These estimates are also based on the existing property portfolio as well as on the prevailing level of inflation, the EUR-SEK and EUR-NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

18. FINANCIAL CALENDAR

Citycon will release its full-year financial report as well as financial statements and the report by the Board of Directors for the period 1 January–31 December 2016 on Thursday, 9 February 2017 at about 9:00 a.m.

Citycon Oyj’s Annual General Meeting 2017 will be held in Helsinki, Finland, on Wednesday, 22 March 2017 starting at 12:00 noon.

Citycon will issue three interim reports during the financial year 2017 in accordance with the following schedule:

January–March 2017 on Thursday, 20 April 2017 at about 9:00 a.m.

January–June 2017 on Thursday, 13 July 2017 at about 9:00 a.m.

January–September 2017 on Thursday, 19 October 2017 at about 9:00 a.m.

Helsinki, 19 October 2016

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen, Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Henrica Ginström, VP, IR and Communications

Tel. +358 50 554 4296

henrica.ginstrom@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total almost EUR 5 billion and with market capitalisation of over EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q3/2016	18

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2015 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q3/2016	Q3/2015	%	Q1–Q3/2016	Q1–Q3/2015	%	2015
EPRA Earnings	MEUR	38.6	38.9	-0.9	113.2	96.4	17.5	130.8
EPRA Earnings per share (basic)	EUR	0.043	0.046	-4.9	0.127	0.136	-6.3	0.173
EPRA NAV per share	EUR	2.83	2.70	4.8	2.83	2.70	4.8	2.74
EPRA NNNAV per share	EUR	2.42	2.44	-0.8	2.42	2.44	-0.8	2.46

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

MEUR		Q3/2016	Q3/2015%		Q1–Q3/2016	Q1–Q3/2015%		2015
Earnings in IFRS Consolidated Statement of Comprehensive Income		31.6	22.0	43.5	126.2	84.1	50.0	108.8
-/+ Net fair value gains/losses on investment property		-7.4	-4.1	81.8	-38.4	-7.1	-	-7.3
+/- Net gains/losses on sale of investment property		-0.8	12.0	-	-4.3	12.4	-	17.1
+ Transaction costs related to business combinations and investment property disposals		0.0	6.7	-	0.0	6.7	-	7.5
+ Indirect other operating expenses		-	-	-	-	-	-	9.2
+/- Fair value losses/gains of financial instruments		5.1	3.9	28.6	5.9	4.4	35.1	1.7
+ Early close-out costs of debt and financial instruments		-	4.5	-	-	4.5	-	4.4
+/- Fair value losses/gains and other indirect items of joint ventures and associated companies		0.7	-4.3	-	-1.4	-10.4	-86.9	-16.9
+/- Change in deferred taxes arising from the items above		9.3	-2.3	-	24.3	1.7	-	5.8
+/- Non-controlling interest arising from the items above		0.1	0.4	81.5	0.7	0.1	-	0.5
EPRA Earnings		38.6	38.9	-0.9	113.2	96.4	17.5	130.8
Issue-adjusted average number of shares	million	890.0	854.2	4.2	890.0	710.2	25.3	755.5
EPRA Earnings per share (basic)	EUR	0.043	0.046	-4.9	0.127	0.136	-6.3	0.173

Q3/2016	19

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q3/2016	Q3/2015%		Q1–Q3/2016	Q1–Q3/2015%		2015
Net rental income		56.8	59.7	-5.0	169.0	142.1	18.9	199.6
Direct administrative expenses 1)		-7.1	-6.2	15.6	-21.9	-17.3	26.4	-27.0
Direct other operating income and expenses 1)		0.6	1.1	-47.9	1.5	2.4	-36.7	2.7
Direct operating profit		50.2	54.7	-8.2	148.6	127.2	16.9	175.4
Direct net financial income and expenses		-13.1	-16.2	-19.1	-38.7	-32.1	20.8	-46.2
Direct share of profit/loss of joint ventures and associated companies		1.6	1.4	15.7	3.3	2.5	31.3	2.6
Direct current taxes		-0.2	-0.5	-60.2	-0.4	-0.6	-33.7	-0.4
Direct deferred taxes		0.1	0.2	-42.0	0.5	0.3	51.8	0.6
Direct non-controlling interest		-0.1	-0.7	-90.7	-0.1	-1.0	-88.0	-1.1
EPRA Earnings		38.6	38.9	-0.9	113.2	96.4	17.5	130.8
EPRA Earnings per share (basic)	EUR	0.043	0.046	-4.9	0.127	0.136	-6.3	0.173

1)	In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.1 million in Q3/2016 (EUR 1.0 million in Q3/2015), EUR 3.2 million in Q1–Q3/2016, and EUR 2.3 million in 2015.)

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 September 2016			30 September 2015			31 December 2015
	Number of shares on the balance sheet		per share,	Number of shares on the balance sheet		per share,	Number of shares on the balance sheet		Per share
	MEUR date (1,000)		EUR	MEUR date (1,000)		EUR	MEUR date (1,000)		EUR
Equity attributable to parent company shareholders	2,315.4	889,993	2.60	2,218.2	889,993	2.49	2,245.5	889,993	2.52
Deferred taxes from the difference of fair value and fiscal value of investment properties	314.7	889,993	0.35	292.4	889,993	0.33	288.3	889,993	0.32
Goodwill as a result of deferred taxes 1)	-114.5	889,993	-0.13	-116.5	889,993	-0.13	-106.6	889,993	-0.12
Fair value of financial instruments	2.1	889,993	0.00	9.3	889,993	0.01	7.9	889,993	0.01
Net asset value (EPRA NAV)	2,517.8	889,993	2.83	2,403.5	889,993	2.70	2,435.1	889,993	2.74

Deferred taxes from the difference of fair value and fiscal value of investment properties	-314.7	889,993	-0.35	-292.4	889,993	-0.33	-288.3	889,993	-0.32
Goodwill as a result of deferred taxes	114.5	889,993	0.13	116.5	889,993	0.13	106.6	889,993	0.12
The difference between the secondary market price and fair value of bonds 2)	-160.5	889,993	-0.18	-45.6	889,993	-0.05	-59.8	889,993	-0.07
Fair value of financial instruments	-2.1	889,993	0.00	-9.3	889,993	-0.01	-7.9	889,993	-0.01
EPRA NNNAV	2,154.9	889,993	2.42	2,172.6	889,993	2.44	2,185.8	889,993	2.46

1)	Citycon has redefined net asset value calculations retrospectively for the period 30 September 2015 and presents net asset value after adjusting the goodwill, which has resulted from deferred taxes.
2)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 160.5 million (45.6) as of 30 Sep 2016.

Q3/2016	20

Citycon Oyj’s Interim Financial Results Release

for 1 January–30 September 2016

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR		Note	Q3/2016	Q3/2015%		Q1–Q3/ 2016	Q1–Q3/ 2015%		2015
Gross rental income 1)		4	61.9	65.9	-6.1	187.3	158.6	18.2	223.9
Service charge income 1)			19.2	20.0	-4.1	59.4	47.7	24.7	71.7
Property operating expenses			-23.8	-25.7	-7.5	-76.7	-63.1	21.5	-94.6
Other expenses from leasing operations			-0.6	-0.5	8.3	-1.1	-1.1	4.8	-1.4
Net rental income		4	56.8	59.7	-5.0	169.0	142.1	18.9	199.6
Administrative expenses 2)			-7.2	-12.9	-44.4	-21.9	-24.1	-8.8	-34.5
Other operating income and expenses 2)			0.6	1.1	-47.9	1.5	2.4	-36.7	-6.4
Net fair value gains on investment property		4	7.4	4.1	81.8	38.4	7.1	-	7.3
Net gains on sale of investment property			0.8	-12.0	-	4.3	-12.4	-	-17.1
Operating profit		4	58.4	40.0	45.9	191.3	115.2	66.1	148.9
Net financial income and expenses			-18.2	-24.6	-26.2	-44.7	-40.9	9.1	-52.3
Share of profit of joint ventures and associated companies			0.9	5.7	-83.7	4.7	13.0	-63.8	19.4
Profit/loss before taxes			41.1	21.1	95.2	151.3	87.2	73.6	116.0
Current taxes			-0.2	-0.5	-60.2	-0.4	-0.6	-33.7	-0.4
Deferred taxes			-9.1	2.5	-	-23.8	-1.4	-	-5.1
Profit for the period			31.8	23.1	37.5	127.0	85.2	49.1	110.4

Profit attributable to
Parent company shareholders			31.6	22.0	43.5	126.2	84.1	50.0	108.8
Non-controlling interest			0.1	1.1	-87.3	0.8	1.1	-21.9	1.6

Earnings per share attributable to parent company shareholders
Earnings per share (basic)	EUR	5	0.04	0.03	14.5	0.14	0.12	19.7	0.14
Earnings per share (diluted)	EUR	5	0.04	0.03	14.1	0.14	0.12	19.3	0.14

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges			7.4	-2.1	-	4.5	-1.8	-	-0.3
Income taxes relating to cash flow hedges			-1.5	0.5	-	-0.9	0.4	-	0.1
Share of other comprehensive income of joint ventures and associated companies			0.3	-0.8	-	2.0	-0.8	-	-0.5
Exchange gains/losses on translating foreign operations			21.5	-34.4	-	37.8	-29.2	-	-28.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods			27.7	-36.9	-	43.4	-31.4	-	-28.9
Other comprehensive income for the period, after taxes			27.7	-36.9	-	43.4	-31.4	-	-28.9

Total comprehensive profit/loss for the period			59.4	-13.8	-	170.5	53.8	216.8	81.5

Total comprehensive profit/loss attributable to
Parent company shareholders			59.3	-14.8	-	169.6	52.8	221.1	79.9
Non-controlling interest			0.1	1.0	-86.1	0.8	1.0	-15.7	1.6

1)	Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 13.1 million in the third quarter of 2015, EUR 36.6 million in Q1–Q3/2015 and EUR 53.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.
2)	In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.1 million in Q3/2016 (EUR 1.0 million in Q3/2015), EUR 3.2 million in Q1–Q3/2016, and EUR 2.3 million in 2015.)

Q3/2016	21

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 September 2016	30 September 2015	31 December 2015
ASSETS

Non-current assets
Investment properties	6	4,354.8	4,036.1	4,091.6
Goodwill		179.3	182.8	171.5
Investments in joint ventures and associated companies		202.6	254.0	269.0
Intangible and tangible assets, and other non-current assets		30.8	37.0	31.3
Deferred tax assets		3.5	16.7	10.3
Total non-current assets		4,771.0	4,526.5	4,573.6

Investment properties held for sale	7	22.1	57.8	1.7

Current assets
Derivative financial instruments	9, 10	3.0	7.7	7.7
Trade and other current assets		46.5	56.1	53.4
Cash and cash equivalents	8	23.8	44.4	27.9
Total current assets		73.3	108.1	89.1

Total assets	4	4,866.3	4,692.4	4,664.4

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-2.1	-9.3	-7.9
Invested unrestricted equity fund	11	1,263.7	1,355.6	1,354.9
Retained earnings	11	663.1	481.2	507.8
Total equity attributable to parent company shareholders		2,315.4	2,218.2	2,245.5
Non-controlling interest		0.8	33.3	0.0
Total shareholders’ equity		2,316.2	2,251.6	2,245.5

Long-term liabilities
Loans		1,891.1	1,872.7	1,855.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	6.6	27.0	8.6
Deferred tax liabilities		318.1	296.5	292.1
Total long-term liabilities		2,215.8	2,196.1	2,155.9

Short-term liabilities
Loans		250.1	136.5	167.9
Derivative financial instruments	9, 10	4.1	0.8	5.4
Trade and other payables		80.1	107.4	89.6
Total short-term liabilities		334.4	244.7	262.9

Total liabilities	4	2,550.1	2,440.8	2,418.8

Total liabilities and shareholders’ equity		4,866.3	4,692.4	4,664.4

Q3/2016	22

CONDENSED CONSOLIDATED CASH-FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q3/2016	Q1–Q3/2015	2015
Cash flow from operating activities
Profit before taxes		151.3	87.2	116.0
Adjustments to profit before taxes		0.4	35.1	54.7
Cash flow before change in working capital		151.7	122.3	170.7
Change in working capital		-3.4	18.2	-10.4
Cash generated from operations		148.2	140.4	160.3

Paid interest and other financial charges 1)		-57.2	-38.2	-49.4
Interest income and other financial income received		1.5	0.9	1.1
Current taxes paid		-0.8	-0.1	-0.2
Net cash from operating activities		91.7	103.0	111.8

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6.7	-81.5	-567.8	-526.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets 1)	6.7	-156.0	-123.8	-196.2
Sale of investment properties	6.7	108.6	83.7	126.8
Net cash used in investing activities		-128.9	-607.9	-595.4

Cash flow from financing activities
Proceeds from rights and share issue		-	603.3	602.7
Proceeds from short-term loans		866.2	886.3	1,156.2
Repayments of short-term loans		-917.7	-830.0	-1,000.4
Proceeds from long-term loans and receivables		400.7	540.0	508.1
Repayments of long-term loans		-232.0	-608.9	-660.2
Acquisition of non-controlling interests		-	-	-34.9
Dividends and return from the invested unrestricted equity fund	11	-98.0	-89.1	-89.2
Realized exchange rate profit/losses		14.3	15.7	-9.7
Net cash used in financing activities		33.5	517.3	472.8

Net change in cash and cash equivalents		-3.7	12.4	-10.9
Cash and cash equivalents at period-start	8	27.9	34.4	34.4
Effects of exchange rate changes		-0.4	-2.4	4.3
Cash and cash equivalents at period-end	8	23.8	44.4	27.9

1)	During the last quarter in 2015, Citycon reclassified the capitalised interest paid from operating activities to investing activities (EUR 2.5 million in Q1–Q3/2015 and EUR 3.4 million in 2015).

Q3/2016	23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

		Equity attributable to parent company shareholders
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-2.2		-29.1	84.1	52.8	1.0	53.8
Rights issue				608.2			608.2		608.2
Arrangement fee for rights issue				-4.8			-4.8		-4.8
Equity return (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.3	0.3		0.3
Acquisition of non-controlling interests							-	30.5	30.5
Balance at 30 September 2015	259.6	131.1	-9.3	1,355.6	-48.8	530.1	2,218.2	33.3	2,251.6

Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive profit/loss for the period			5.7		37.7	126.2	169.6	0.8	170.5
Dividends paid and equity return (Note 11)				-91.2		-8.9	-100.1		-100.1
Share-based payments						0.3	0.3		0.3
Balance at 30 September 2016	259.6	131.1	-2.1	1,263.7	-10.2	673.3	2,315.4	0.8	2,316.2

Q3/2016	24

Notes to the interim condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Baltics and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 19th of October 2016.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the nine month period ended on 30 September 2016 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s previous annual financial statements in the accounting policies notes.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. BUSINESS COMBINATIONS

Citycon did not acquire any businesses during the reporting period.

Citycon acquired 100% of shares in Sektor Gruppen AS, Norway’s second largest shopping centre owner and manager in July 2015. Norwegian operations were consolidated into consolidated financial statements as of 1 July 2015. Norwegian operations acquisition generated a goodwill of EUR 192.6 million (based on the exchange rates on 1 July 2015 and after purchase price adjustments). Goodwill was not impaired during 2015, but impacted by the decrease in Norwegian income tax percent and FX-change. Hence, goodwill per 31 December 2015 was EUR 171.5 million. On reporting date 30 September 2016 goodwill was EUR 179.3 million and it was impacted by FX-change. There was no need for goodwill to be impaired on the reporting date.

Information on performance of Norwegian operations is presented in the segment information section.

More detailed information on business combination and goodwill is presented in the annual financial statements 2015.

Assets acquired and liabilities assumed, purchase consideration and net cash flow from acquisition	1 July 2015
The fair values of the identifiable assets and liabilities of Sektor Gruppenas at the date of acquisition with the acquisition date exchange rate were:	Fair value of assets and liabilities recognised on acquisition
Total assets	1,555.2
Total liabilities	-1,143.0
Total identifiable net assets at fair value	412.2
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	140.4
Purchase consideration transferred	571.5
Cash flow on acquisition:
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.5
Net cash flow on acquisition	-536.3

Q3/2016	25

4. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Baltics and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 7.2 million.

Citycon changed the presentation of segments during the first quarter of 2016 to better meet the segment information presented to the Board of Directors. In addition to IFRS segment results, the Board of Directors follow Kista Galleria’s financial performance separately. Therefore segment information presents both IFRS segment results and Kista Galleria (100%) result separately.

Q3/2016	26

MEUR	Q3/2016	Q3/2015%		Q1–Q3/2016	Q1–Q3/2015%		2015
Gross rental income 1)
Finland	22.7	26.2	-13.2	70.4	80.4	-12.5	105.3
Norway	21.3	21.2	0.9	63.0	21.2	197.8	43.0
Sweden	11.5	12.0	-3.9	34.4	36.0	-4.5	47.8
Baltics and Denmark	6.3	6.6	-4.3	19.5	20.9	-6.7	27.8
Total Segments	61.9	65.9	-6.1	187.3	158.6	18.2	223.9

Kista Galleria	8.5	8.5	-0.4	25.9	25.2	2.6	34.4

Net rental income 1)
Finland	21.8	25.2	-13.3	65.8	73.8	-10.8	96.9
Norway	18.4	18.1	1.3	54.8	18.1	202.1	36.8
Sweden	10.2	10.5	-2.2	29.2	30.3	-3.7	39.7
Baltics and Denmark	6.2	6.0	4.2	18.8	19.8	-4.8	26.2
Other	0.1	-	-	0.4	-	-	-
Total Segments	56.8	59.7	-5.0	169.0	142.1	18.9	199.6

Kista Galleria	7.6	7.5	1.0	23.0	22.4	3.1	30.1

Direct operating profit
Finland	21.0	25.4	-17.6	63.4	72.9	-13.0	95.2
Norway	17.5	16.4	7.0	51.6	16.4	215.1	32.4
Sweden	9.3	10.2	-8.8	26.5	28.7	-7.8	36.7
Baltics and Denmark	5.9	5.6	4.8	18.0	19.0	-5.0	25.0
Other	-3.5	-2.9	17.9	-10.8	-9.7	11.2	-14.0
Total Segments	50.2	54.7	-8.2	148.6	127.2	16.9	175.4

Kista Galleria	7.4	6.9	6.8	22.0	21.0	5.0	28.4

Net fair value gains/losses on investment property
Finland	0.3	-8.4	-	-14.9	-25.4	-41.4	-37.1
Norway	0.5	-	-	24.8	-	-	0.2
Sweden	7.4	8.9	-16.7	29.2	27.0	8.1	39.6
Baltics and Denmark	-0.9	3.6	-	-0.7	5.5	-	4.7
Total Segments	7.4	4.1	81.8	38.4	7.1	440.8	7.3

Kista Galleria	0.3	14.4	-98.2	4.2	32.0	-86.8	38.7

Operating profit/loss
Finland	21.4	4.4	391.5	52.1	34.8	49.7	48.6
Norway	18.0	16.4	10.3	76.4	16.4	366.8	16.6
Sweden	17.3	19.0	-9.0	56.5	55.2	2.3	68.0
Baltics and Denmark	5.0	9.2	-45.4	17.2	24.5	-29.9	29.7
Other	-3.4	-9.0	-61.7	-10.9	-15.7	-30.7	-13.9
Total Segments	58.4	40.0	45.9	191.3	115.2	66.1	148.9

Kista Galleria	7.6	21.3	-64.3	26.2	53.0	-50.5	67.1

1)	Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 13.1 million in the third quarter of 2015, EUR 36.6 million in Q1–Q3/2015 and EUR 53.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.

Q3/2016	27

MEUR	30 September 2016	30 September 2015%		31 December 2015
Assets
Finland	1,825.7	1,719.7	6.2	1,739.3
Norway	1,717.1	1,574.0	9.1	1,606.8
Sweden	930.6	951.2	-2.2	939.6
Baltics and Denmark	339.5	363.2	-6.5	362.3
Other	53.6	84.3	-36.5	16.4
Total Segments	4,866.3	4,692.4	3.7	4,664.4

Kista Galleria	613.2	614.1	-0.1	636.3

Liabilities
Finland	13.5	19.4	-30.2	11.9
Norway	20.8	22.2	-6.1	12.6
Sweden	10.6	30.5	-65.2	25.9
Baltics and Denmark	3.9	12.4	-68.3	11.7
Other	2,501.2	2,356.3	6.1	2,356.7
Total Segments	2,550.1	2,440.8	4.5	2,418.8

Kista Galleria	4.1	18.2	-77.5	16.2

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5. EARNINGS PER SHARE

		Q1–Q3/2016	Q1–Q3/2015%		2015
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	126.2	84.1	50.0	108.8
Issue-adjusted average number of shares	million	890.0	710.2	25.3	755.5
Earnings per share (basic)	EUR	0.14	0.12	19.7	0.14

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	126.2	84.1	50.0	108.8
Issue-adjusted average number of shares	million	890.0	710.2	25.3	755.5
Adjustment from share-based incentive plans	million	6.4	2.4	167.9	3.3
Average number of shares used in the calculation
of diluted earnings per share	million	896.4	712.6	25.8	758.8
Earnings per share (diluted)	EUR	0.14	0.12	19.3	0.14

Q3/2016	28

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date, the first mentioned category included Porin Asema-aukio in Finland.

On 30 September 2015, the first mentioned category included IsoKristiina and Porin Asema-aukio in Finland as well as Stenungstorg Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 SEPTEMBER 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions		81.5	81.5
Investments	15.1	109.4	124.5
Disposals	-	-24.2	-24.2
Capitalized interest	0.6	2.7	3.3
Fair value gains on investment property	2.8	86.1	88.9
Fair value losses on investment property	-	-50.5	-50.5
Exchange differences	-	58.2	58.2
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	-79.4	61.0	-18.4
At period-end	45.8	4,309.0	4,354.8

30 SEPTEMBER 2015
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.8	2,769.1
Acquisitions	-	1,322.8	1,322.8
Investments	23.9	65.6	89.5
Disposals	-	-97.7	-97.7
Capitalized interest	1.7	0.7	2.5
Fair value gains on investment property	4.3	43.6	47.9
Fair value losses on investment property	-2.5	-38.3	-40.8
Exchange differences	-0.1	-1.1	-1.2
Transfers between items	10.9	-66.9	-56.0
At period-end	162.4	3,873.6	4,036.1

31 DECEMBER 2015
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	1,316.1	1,316.1
Investments	20.9	114.6	135.5
Disposals	-	-97.8	-97.8
Capitalized interest	0.6	2.9	3.5
Fair value gains on investment property	4.0	73.6	77.7
Fair value losses on investment property	-	-70.3	-70.3
Exchange differences	1.5	14.1	15.6
Transfers between items	-44.6	-13.3	-57.9
At period-end	106.7	3,984.9	4,091.6

Q3/2016	29

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mth
	30 September 2016	30 September 2015	31 December 2015	30 September 2016	30 September 2015	31 December 2015
Finland	5.7	5.9	5.9	30.1	29.2	29.0
Norway	5.2	-	5.2	23.2	-	21.2
Sweden	5.2	5.5	5.4	25.5	25.4	26.1
Baltics and Denmark	6.7	7.0	6.9	20.1	20.5	20.4
Average	5.5	6.0	5.7	26.2	27.0	25.1

VALUATION YIELD DEVELOPMENT

%

7. INVESTMENT PROPERTIES HELD FOR SALE

On 30 September 2016, the Investment Properties Held for Sale comprised of one property in Norway and one residential property in Finland. Property transaction is expected to be finalised during fourth quarter in 2016 while residential property transaction is expected to be finalised during the next 12 months. One property portfolio in Finland was disposed during Q2 2016. On 30 September 2015 the Investment Properties Held for Sale comprised of one property and one residential property in Finland and two properties in Sweden. On 31 December 2015 the Investment Properties Held for Sale comprised one residential property in Finland.

MEUR	30 September 2016	30 September 2015	2015
At period-start	1.7	7.2	7.2
Disposals	-70.0	-5.4	-63.6
Exchange differences	-	0.0	0.1
Transfers from investment properties	90.4	56.0	57.9
At period-end	22.1	57.8	1.7

Q3/2016	30

8. CASH AND CASH EQUIVALENTS

MEUR	30 September 2016	30 September 2015	31 December 2015
Cash in hand and at bank	23.3	44.0	23.4
Other bank deposits	0.5	0.4	4.5
Total	23.8	44.4	27.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 September 2016		30 September 2015		31 December 2015
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
I Financial assets at fair value through profit and loss
Derivative financial instruments	7.6	7.6	11.5	11.5	7.7	7.7
II Derivative contracts under hedge accounting
Derivative financial instruments	0.5	0.5	-	-	4.4	4.4

FINANCIAL LIABILITIES
I Financial liabilities amortised at cost
Loans from financial institutions	222.6	223.1	455.9	455.9	472.2	472.7
Bond 1/2012	138.3	138.4	138.2	138.4	138.2	138.4
Bond 1/2013	497.0	500.0	496.2	500.0	496.4	500.0
Bond 1/2014	344.8	350.0	344.2	350.0	344.4	350.0
Bond 1/2015	138.3	139.1	130.3	131.2	129.3	130.2
Bond 2/2015	154.9	155.8	146.1	147.0	144.8	145.8
Bond 3/2015	298.0	300.0	298.2	300.0	297.8	300.0
Bond 1/2016	347.3	350.0	-	-	-	-
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	5.6	5.6	1.0	1.0	7.8	7.8
III Derivative contracts under hedge accounting
Derivative financial instruments	4.2	4.2	21.1	21.1	5.4	5.4

Q3/2016	31

10. DERIVATIVE FINANCIAL INSTRUMENTS

	30 September 2016		30 September 2015		31 December 2015
MEUR	Nominal Amount	Fair value	Nominal Amount	Fair value	Nominal amount	Fair value
INTEREST RATE DERIVATIVES
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1-2 years	-	-	128.6	-4.6	59.9	-4.1
2-3 years	-	-	187.1	-11.8	-	-
3-4 years	-	-	-	-	-	-
4-5 years	250.4	-1.4	36.7	-2.8	-	-
over 5 years	-	-	-	-	234.3	0.1
Subtotal	250.4	-1.4	352.4	-19.2	294.2	-3.9

Cross currency swaps
Maturity:
less than 3 years	-	-	-	-	-	-
3–4 years	-	-	-	-	-	-
4–5 years	350.0	3.1	150.0	0.2	150.0	-2.5
over 5 years	107.9	-2.3	107.9	1.5	107.9	2.9
Subtotal	457.9	0.8	257.9	1.7	257.9	0.4

FOREIGN EXCHANGE DERIVATIVES
Forward agreements
Maturity:
less than 1 year	258.5	-1.1	557.2	6.9	291.8	2.4

Total	966.8	-1.8	1,167.5	-10.6	843.9	-1.1

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 250.4 million (352,4) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million. The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 2.0 million (-0.8) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY REPAYMENT

Citycon’s annual general meeting (AGM) decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders are paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. Distributed dividends were EUR 8.9 million and equity return EUR 24.5 million.

Board of Directors decided on the basis of the authorisation explained in interim report sections 13. and 14. on 20 July 2016 and on 21 September 2016 to distribute a equity repayment of 0.0375 euros per share at each time, a total of EUR 66.7 million.

Following the equity repayments paid on 30 June and 30 September 2016, there remains an authorization to distribute EUR 0.0375 per share.

Q3/2016	32

12. CONTINGENT LIABILITIES

MEUR	30 September 2016	30 September 2015	31 December 2015
Mortgages on land and buildings	144.7	136.5	135.4
Bank guarantees	162.5	130.8	124.1
Capital commitments	285.2	277.1	219.2

At period-end, Citycon had capital commitments of EUR 285.2 million (277.1) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.5% on 30 September 2016 (30 September 2015: 43.4%).

PURCHASES OF SERVICES

Over the period Citycon paid expenses of EUR 0.1 million to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q3 2015) and invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q3 2015).

Q3/2016	33

Report on Review of Citycon Oyj’s Interim

Financial Information for the period

January 1–September 30, 2016

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of September 30, 2016 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the nine-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, October 19, 2016

Ernst & Young Oy

Accountant Firm

Mikko Rytilahti

Authorized Public Accountant